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Exhibit 99.1

First Quarter Report 2010

 QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported first quarter net income of $22.3 million, or $0.14 per share, compared to net income of $54.3 million, or $0.35 per share, in the first quarter of 2009. In the first quarter of 2010, the operating margin more than doubled to $119.4 million from $56.1 million in the first quarter of 2009 due to an overall strong operating performance and the substantial increase in production by the Company's new mines. Gold production in the first quarter of 2010 more than doubled to 188,232 ounces from 91,812 ounces in the first quarter of 2009 due to the commencement of production at the Kittila, Lapa, Pinos Altos and Meadowbank mines. The substantial increase in operating margin was partially offset by an increase in non cash income taxes, non cash foreign exchange loss and non cash corporate costs. Cash provided by operating activities was $74.5 million in the first quarter of 2010 compared to cash provided from operating activities of $48.8 million in the prior year's first quarter. The impact of significantly higher gold production, compared to the first quarter of 2009, was partially offset by changes in working capital related to a build-up of stockpile and concentrate inventory at the Company's new mines.

        The table below summarizes the key variances in net income for the first quarter of 2010 from the net income reported for the same period in 2009:

(millions of dollars)
Increase in gold revenue	$113.8
Increase in silver revenue	3.9
Increase in zinc revenue	11.6
Increase in copper revenue	2.5
Stronger Canadian dollar & Euro	(15.0)
Higher production costs (due to additional mines)	(53.5)
Increased depreciation & amortization (due to additional mines)	(18.4)
Higher non cash foreign currency translation losses	(16.4)
Higher income and mining taxes	(43.9)
Increased general & administrative	(9.6)
Increased corporate costs and other	(7.0)

Net variance	$(32.0)

        On March 1, 2010, the Meadowbank mine achieved commercial production.

        In the first quarter of 2010, revenues from mining operations increased to $237.6 million from $105.8 million in the first quarter of 2009. This was mainly due to the increase in gold production by the Kittila, Lapa, Pinos Altos and Meadowbank mines that were not in commercial production in the first quarter of 2009. These four mines produced an incremental 96,413 ounces during the first quarter of 2010 when compared to the first quarter of 2009. In addition, during the first quarter of 2010, there were higher realized prices for all metals when compared to the first quarter of 2009.

        In the first quarter of 2010, total cash costs per ounce increased to $443 per ounce of gold produced from $312 per ounce in the first quarter of 2009. This increase in total cash costs is attributable to the fact that the Kittila, Lapa and Meadowbank mines are producing only gold with no credits against production costs from byproduct revenue and that the Kittila and Meadowbank mines are currently not operating at full capacity.

        During the first quarter of 2010, production costs increased to $118.2 million from $49.7 million in the first quarter of 2009 due to the production at the Kittila, Lapa, Pinos Altos and Meadowbank mines. Production costs also increased due to the strengthening of the Canadian dollar and Euro. Also during the first quarter of

2010, depreciation and amortization expense increased to $30.5 million from $12.1 million also due to the increased production at the Company's new mines.

        In the first quarter of 2010, general and administrative expense increased to $28.4 million from $18.8 million mainly due to an increase in stock option expense driven by the Company's stock option grant in January 2010. Also during the first quarter, there was a non-cash foreign currency translation loss of $8.9 million compared to a gain of $7.5 million in the first quarter of 2009 due to the strengthening of both the Canadian dollar and the Euro against the US dollar. In the first quarter, income and mining taxes increased to $18.9 million from a tax recovery of $25.0 million in the first quarter of 2009 mainly due to the Company's election to commence using the US dollar as its functional currency for federal Canadian income tax purposes in 2009.

        The following tables provides a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos and Meadowbank mines:

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
LaRonde	$45,482	$38,247
Goldex	13,800	11,471
Lapa	16,379	—
Kittila	23,018	—
Pinos Altos	13,849	—
Meadowbank	5,699	—

Total production costs per Consolidated Statements of Income	$118,227	$49,718

LaRonde Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$45,482	$38,247
Adjustments:
Byproduct revenues	(38,391)	(24,046)
Inventory adjustment(i)	763	1,192
Non-cash reclamation provision	(335)	(274)

Cash operating costs	$7,519	$15,119

Gold production (ounces)	45,036	51,339

Total cash costs (per ounce)(ii)	$167	$294

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$45,482	$38,247
Adjustments:
Inventory adjustment(iii)	763	(1,028)
Non-cash reclamation provision	(335)	(274)

Minesite operating costs (US$)	$45,910	$36,945

Minesite operating costs (C$)	$47,078	$46,495

Tonnes of ore milled (000's tonnes)	664	648

Minesite costs per tonne (C$)(iv)	$71	$72

Goldex Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$13,800	$11,471
Adjustments:
Inventory adjustment(i)	2,102	743
Non-cash reclamation provision	(54)	(47)

Cash operating costs	$15,848	$12,167

Gold production (ounces)	42,269	35,959

Total cash costs (per ounce)(ii)	$375	$338

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$13,800	$11,471
Adjustments:
Inventory adjustment(iii)	2,102	743
Non-cash reclamation provision	(54)	(47)

Minesite operating costs (US$)	$15,848	$12,167

Minesite operating costs (C$)	$16,313	$15,193

Tonnes of ore milled (000's tonnes)	667	609

Minesite costs per tonne (C$)(iv)	$24	$25

Lapa Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$16,379	$—
Adjustments:
Inventory adjustment(i)	(926)	—
Non-cash reclamation provision	(14)	—

Cash operating costs	$15,439	$—

Gold production (ounces)	31,553	—

Total cash costs (per ounce)(ii)	$489	$—

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 21, 2009
Production costs per Consolidated Statements of Income	$16,379	$—
Adjustments:
Inventory adjustment(iii)	(926)	—
Non-cash reclamation provision	(14)	—

Minesite operating costs (US$)	$15,439	$—

Minesite operating costs (C$)	$15,832	$—

Tonnes of ore milled (000's tonnes)	129	—

Minesite costs per tonne (C$)(iv)	$123	$—

Kittila Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$23,018	$—
Adjustments:
Byproduct revenues	(25)	—
Inventory adjustment(i)	(4,849)	—
Non-cash reclamation provision	(99)	—

Cash operating costs	$18,045	$—

Gold production (ounces)	24,547	—

Total cash costs (per ounce)(ii)	$735	$—

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$23,018	$—
Adjustments:
Inventory adjustment(iii)	(4,849)	—
Non-cash reclamation provision	(99)	—

Minesite operating costs (US$)	$18,070	$—

Minesite operating costs (EUR)	€13,915	€—

Tonnes of ore milled (000's tonnes)	218	—

Minesite costs per tonne (EUR)(iv)	€64	€—

Pinos Altos Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$13,849	$—
Adjustments:
Byproduct revenues	(3,687)	—
Inventory adjustment(i)	1,493	—
Non-cash reclamation provision	(214)	—

Cash operating costs	$11,441	$—

Gold production (ounces)	26,228	—

Total cash costs (per ounce)(ii)	$436	$—

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$13,849	$—
Adjustments:
Inventory adjustment(iii)	1,493	—
Non-cash reclamation provision	(214)	—

Minesite operating costs (US$)	$15,128	$—

Tonnes of ore milled (000's tonnes)	450	—

Minesite costs per tonne (C$)(iv)	$34	$—

Meadowbank Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Production costs per Consolidated Statements of Income	$5,699	$—
Adjustments:
Byproduct revenues	(26)	—
Inventory adjustment(i)	9,161	—
Non-cash reclamation provision	(127)	—

Cash operating costs	$14,707	$—

Gold production (ounces)	17,515	—

Total cash costs (per ounce)(ii)	$840	$—

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 21, 2009
Production costs per Consolidated Statements of Income	$5,699	$—
Adjustments:
Inventory adjustment(iii)	9,161	—
Non-cash reclamation provision	(127)	—

Minesite operating costs (US$)	$14,733	$—

Minesite operating costs (C$)	$15,117	$—

Tonnes of ore milled (000's tonnes)	163	—

Minesite costs per tonne (C$)(iv)	$93	$—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments (if any) and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Liquidity and Capital Resources

        At March 31, 2010, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $118.1 million, while working capital was $442.2 million. At December 31, 2009, the Company had $163.6 million in cash, cash equivalents, short-term investments and restricted cash and $413.6 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $74.5 million in the first quarter of 2010 compared to cash provided by operating activities of $48.8 million in the first quarter of 2009. In the first quarter of 2010, revenues from mining operations increased to $237.6 million from $105.8 million in the first quarter of 2009. This was mainly due to the increase in gold production by the Kittila, Lapa, Pinos Altos and Meadowbank mines that were not in commercial production in the first quarter of 2009 and the higher realized sales prices for all metals. The impact of significantly higher gold production and realized sales price for all metals compared to the first quarter of 2009, was partially offset by changes in working capital related to a build-up of stockpile and concentrate inventory at the Company's new mines and the decrease in trade payables.

        For the three months ended March 31, 2010, capital expenditures were $112.6 million compared to $155.3 million in the three months ended March 31, 2009. The significant capital expenditures during the first quarter of 2010 pertained to the Meadowbank mine, the LaRonde depth extension project and the Creston Mascota project. The capital expenditures were significantly lower during the first quarter of 2010 when compared to the first quarter of 2009 due to the completion of construction activities at the Kittila, Lapa and Pinos Altos mines.

        During the second quarter of 2009, Agnico-Eagle executed a new non-amortizing $600 million revolving credit facility, maturing in June 2012. The new facility replaces a pre-existing $300 million tranche of the Company's credit lines that would have matured in September 2010. The new facility together with the remaining tranche of the pre-existing credit facilities (non-amortizing $300 million revolving credit line, maturing January 2013), allow for borrowings of up to $900 million. Both credit facilities are unsecured. During the second quarter of 2009, Agnico-Eagle also executed an unsecured C$95 million bonding facility with Export Development Canada. This facility matures in June 2014 and will be used to provide letters of credit for environmental obligations or in relation to license or permit bonds relating to the Meadowbank Mine.

        During the first quarter of 2009, the Company drew down an additional $20 million from its bank debt facilities. As of March 31, 2010, the Company had $165 million in undrawn credit lines. The amount available under the facility is reduced by letters of credit drawn under the facility. Letters of Credit outstanding under the facility at March 31, 2010 amounted to $23.3 million, and therefore, the amount available to be borrowed as of March 31, 2010, was approximately $142 million. The facility requires the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met at March 31, 2010.

        Subsequent to the end of the first quarter, the Company closed a private placement of notes consisting of $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. The net proceeds from the sale of the notes have been used to reduce amounts outstanding under the Company's credit lines after quarter end.

        Also subsequent to the first quarter of 2010, the Company and Comaplex Minerals Corp. ("Comaplex") jointly announced that they have entered into a definitive agreement whereby the Company will acquire all of the shares of Comaplex that it does not already own. Under the terms of the transaction, each shareholder of Comaplex other than Agnico-Eagle, will receive 0.1576 of an Agnico-Eagle share per Comaplex share. Additionally, at closing, each Comaplex shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora") will receive one common share of a newly formed, wholly owned, subsidiary of Comaplex ("New Comaplex") in respect of each Comaplex share. The boards of directors of both companies have unanimously approved the acquisition agreement.

        The transaction contemplates that Comaplex will transfer to New Comaplex all assets and related liabilities other than those relating to the Meliadine properties and related assets. These assets include all of Comaplex's net cash, the non-Meliadine mineral properties, all oil and gas properties, and investments. The shares of New Comaplex will be distributed to the shareholders of Comaplex, other than Agnico-Eagle and Perfora.

        Comaplex's 100% owned interest in the advanced stage Meliadine gold project located in Nunavut, Canada is approximately 300 kilometres from Agnico-Eagle's producing Meadowbank Mine. The Company believes the acquisition of Comaplex is consistent with its corporate strategy to "acquire small, think big." The Meliadine gold project is an early stage opportunity in a region that the Company believes is of low political risk and well matched to Agnico-Eagle's skills and abilities. The Company believes it will be able to leverage off its operations base in Quebec, Canada and create synergies with its current Arctic gold mining activities at the Meadowbank Mine.

        The transaction is subject to approval by Comaplex shareholders and court and regulatory approvals, with an expected closing date in July 2010.

        During the first quarter of 2010, the Company paid its annual 2009 annual dividend amounting to $26.8 million. Also during the first quarter of 2010, $5.2 million of common shares were issued which was attributable to the employee share purchase plan and the exercising of stock options.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including the gold mining business, have been affected by weak economic conditions and volatile financial markets. Positive signs for the global economy include a relative easing of credit risk spreads, a reduction in financial systemic risk, lower levels of volatility in many markets and an improvement in investor confidence. However, economic data show mixed signals for the likelihood of sustained near-term economic recovery, and the costs of funding for many businesses, especially for financial institutions with which we do business, remain high compared to historical levels. A prolonged global recession and continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices affects the amount of our revenues, and our earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended March 31,
	2010 Actual	2009 Actual
Income Contribution Analysis
LaRonde Mine	$45,387	$37,647
Goldex Mine	26,423	18,466
Lapa Mine	21,273	—
Kittila Mine	11,470	—
Pinos Altos Mine	12,631	—
Meadowbank Mine	2,171	—

Operating margin	119,355	56,113
Amortization	30,503	12,130
Corporate expenses	47,578	14,647

Income before tax	41,274	29,366
Tax provision	18,942	(25,005)

Net income for the period	$22,332	$54,341

Net income per share — basic	$0.14	$0.35
Net income per share — diluted	$0.14	$0.35
Cash flows
Operating cash flow	$74,491	$48,823
Investing cash flow	$(119,329)	$(155,422)
Financing cash flow	$(1,646)	$216,447
Realized prices per sales volume (US$)
Gold (per ounce)	$1,111	$969
Silver (per ounce)	$17.87	$13.53
Zinc (per tonne)	$2,235	$1,213
Copper (per tonne)	$7,288	$4,110
Payable production (Note 1)
Gold (ounces)
LaRonde Mine	45,036	51,339
Goldex Mine	42,269	35,959
Kittila Mine	24,547	4,514
Lapa Mine	31,553	—
Pinos Altos Mine	26,228	—
Meadowbank Mine	18,599	—

	188,232	91,812

Silver (ounces in thousands)
LaRonde Mine	875	1,029
Pinos Altos Mine	222	—
Meadowbank	2	—

	1,099	1,029
Zinc (LaRonde Mine) (tonnes)	14,224	13,291
Copper (LaRonde Mine) (tonnes)	1,052	1,682
Payable metal sold
Gold (ounces)
LaRonde Mine	45,240	53,516
Goldex Mine	37,863	30,901
Kittila Mine	30,674	—
Lapa Mine	34,193	—
Pinos Altos Mine	20,965	—
Meadowbank Mine	7,103	—

	118,740	84,417

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended March 31,
	2010 Actual	2009 Actual
Silver (ounces in thousands)
LaRonde Mine	775	1,012
Pinos Altos Mine	221	—

	996	1,012
Zinc (LaRonde Mine) (tonnes)	14,529	17,057
Copper (LaRonde Mine) (tonnes)	1,047	1,686
Total cash costs per ounce of gold produced (Note 2)
LaRonde Mine	$167	$294
Goldex Mine	375	338
Kittila Mine	735	—
Lapa Mine	489	—
Pinos Altos Mine	436	—
Meadowbank Mine	840	—

Weighted average	$443	$312

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.
(2)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$85,398	$91,171	$73,235	$105,831	$133,084	$149,250	$225,597	$237,583
Production costs	46,041	50,525	46,645	49,718	61,013	88,652	106,935	118,227

Gross profit (exclusive of amortization shown below)	$39,357	$40,646	$26,590	$56,113	$72,071	$60,598	$118,662	$119,356
Amortization	7,516	9,049	12,538	12,130	15,470	23,200	21,661	30,503

Gross profit	$31,841	$31,597	$14,052	$43,983	$56,601	$37,398	$97,001	$88,853

Net income (loss) for the period	$8,347	$14,038	$21,874	$54,341	$1,227	$(16,966)	$47,936	$22,332
Net income (loss) per share (basic)	$0.06	$0.10	$0.15	$0.35	$0.01	$(0.11)	$0.31	$0.14
Net income (loss) per share (diluted)	$0.06	$0.10	$0.15	$0.35	$0.01	$(0.11)	$0.30	$0.14
Cash provided by (used in) operating activities	$92,792	$20,239	$(46,443)	$48,823	$26,369	$(13,787)	$53,701	$74,491
Cash used in investing activities	$(274,838)	$(260,811)	$(260,134)	$(155,422)	$(155,730)	$(136,756)	$(139,703)	$(119,329)
Cash provided (used in) by financing activities	$78,493	$213,983	$262,015	$216,447	$88,247	$217,590	$37,534	$(1,646)
Weighted average number of common shares outstanding (basic — in thousands)	143,720	143,831	148,041	155,184	155,805	156,164	156,570	156,692

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at March 31, 2010	As at December 31, 2009
ASSETS
Current
Cash and cash equivalents	$113,615	$160,280
Short-term investments	3,305	3,313
Restricted cash	1,132	—
Trade receivables	73,181	93,571
Inventories:
Ore stockpiles	65,299	41,286
Concentrates and dore	47,413	31,579
Supplies	92,559	100,885
Available-for-sale securities (note 7)	127,205	111,967
Other current assets	65,515	61,159

Total current assets	589,224	604,040
Other assets	39,522	33,641
Future income and mining tax assets	27,705	27,878
Property, plant and mine development	3,653,294	3,581,798

	$4,309,745	$4,247,357

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$124,099	$143,477
Dividends payable	—	28,199
Interest payable	1,327	1,666
Income taxes payable	8,425	4,501
Capital leases	12,652	11,955
Fair value of derivative financial instruments (note 10)	549	662

Total current liabilities	147,052	190,460

Long-term debt (note 8)	735,000	715,000
Reclamation provision and other liabilities	100,652	96,255
Future income and mining tax liabilities (note 9)	521,908	493,881
SHAREHOLDERS' EQUITY
Common shares (note 5)	2,382,168	2,378,759
Stock options (note 6)	84,155	65,771
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	238,490	216,158
Accumulated other comprehensive income	60,296	51,049

Total shareholders' equity	2,805,133	2,751,761

	$4,309,745	$4,247,357

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2010	2009
REVENUES
Revenues from mining operations	$237,583	$105,831
Interest and sundry income (note 10)	1,376	4,693
Gain on sale of available-for-sale securities (note 7)	346	194

	239,305	110,718

COSTS AND EXPENSES
Production	118,227	49,718
Exploration and corporate development	7,504	6,249
Amortization of plant and mine development	30,503	12,130
General and administrative	28,430	18,800
Loss on derivative financial instruments	549	—
Provincial capital tax	(587)	1,109
Interest	4,504	869
Foreign currency translation loss (gain)	8,901	(7,493)

Income before income, mining and federal capital taxes	41,274	29,336
Income and mining tax expense (recovery) (note 9)	18,942	(25,005)

Net income for the period	$22,332	$54,341

Net income per share — basic	$0.14	$0.35

Net income per share — diluted	$0.14	$0.35

Weighted average number of shares outstanding (in thousands)
Basic	156,692	155,184
Diluted	159,093	157,196
Comprehensive income:
Net income for the period	$22,332	$54,341

Other comprehensive income:
Unrealized loss on hedging activities	—	(2,848)
Unrealized gain on available-for-sale securities	9,628	5,072
Adjustments for derivative financial instruments maturing during the period	—	2,737
Adjustments for realized gain on available-for-sale securities due to dispositions and write-downs during the period	(346)	—
Amortization of unrecognized gain on pension liability	(47)	7
Tax effect of other comprehensive income items (note 9)	12	28

Other comprehensive income for the period	9,247	4,996

Comprehensive income for the period	$31,579	$59,337

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2010	2009
Retained earnings
Balance, beginning of period	$216,158	$157,541
Net income for the period	22,332	54,341

Balance, end of period	$238,490	$211,882

Accumulated other comprehensive income (loss)
Balance, beginning of period	$51,049	$(20,608)
Other comprehensive income for the period	9,247	4,996

Balance, end of period	$60,296	$(15,612)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2010	2009
Operating activities
Net income for the period	$22,332	$54,341
Add (deduct) items not affecting cash:
Amortization of plant and mine development	30,503	12,130
Future income and mining taxes	13,095	(25,138)
Gain on sale of available-for-sale securities and derivative financial instruments	(459)	(2,926)
Stock-based compensation	15,168	9,166
Foreign currency translation loss (gain)	8,901	(7,493)
Other	2,991	1,095
Changes in non-cash working capital balances
Trade receivables	20,390	(15,197)
Income taxes payable	3,924	(593)
Other taxes recoverable	(1,196)	31,228
Inventories	(25,542)	1,923
Other current assets	(2,686)	(1,308)
Interest payable	(339)	402
Accounts payable and accrued liabilities	(12,591)	(8,807)

Cash provided by operating activities	74,491	48,823

Investing activities
Additions to property, plant and mine development	(112,563)	(155,347)
Decrease (increase) in short-term investments	8	(4,027)
Net proceeds on sale of available-for-sale securities and other	465	3,242
Purchases of available-for-sale securities	(6,107)	(2,752)
Decrease (increase) in restricted cash	(1,132)	3,462

Cash used in investing activities	(119,329)	(155,422)

Financing activities
Dividends paid	(26,830)	(27,132)
Repayment of capital lease obligations	(1,539)	(362)
Proceeds from long-term debt	100,000	215,000
Repayment of long-term debt	(80,000)	—
Sale-leaseback financing	3,005	—
Proceeds from common shares issued	3,718	28,941

Cash provided by (used in) financing activities	(1,646)	216,447

Effect of exchange rate changes on cash and cash equivalents	(181)	(1,419)

Net increase (decrease) in cash and cash equivalents during the period	(46,665)	108,429
Cash and cash equivalents, beginning of period	160,280	68,382

Cash and cash equivalents, end of period	$113,615	$176,811

Other operating cash flow information:
Interest paid during the period	$8,722	$1,522

Income, mining and capital taxes paid during the period	$1,497	$1,747

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2010

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2009 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2009. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2010 and the results of operations and cash flows for the three months ended March 31, 2010 and 2009.

  Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2009 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncements

  Variable Interest Entities

  In June 2009, the FASB issued an amendment to its guidance for consolidation accounting to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Based on the Company's assessment, these changes do not have an impact on the accounting for our existing VIE.

  Fair Value Accounting

  In January 2010, the FASB guidance for fair value measurements and disclosures was updated to require additional disclosures. The updated guidance was effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 2, 2011. Based on the Company's assessment, these changes do not have an impact on the Company's required disclosures.

4.     FAIR VALUE MEASUREMENT

  Accounting Standards Codification ("ASC") 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements") defines fair value, establishes a framework for measuring fair value under GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2010

4.     FAIR VALUE MEASUREMENT (Continued)

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash, cash equivalents, short-term investments, and restricted cash(1)	$118,052	$112,707	$5,345	$—
Available-for-sale securities(2)(3)	127,205	119,467	7,738	—
Trade receivables(1)	73,181	—	73,181	—
Fair value of defined benefit pension plan assets(4)	1,685	1,685	—	—

	$320,123	$233,859	$86,264	$—

Financial liabilities:
Long-term debt(5)	$736,327	$—	$736,327	$—
Accounts payable and accrued liabilities(1)	124,099	—	124,099	—
Derivative liabilities(3)	549	—	549	—

	$860,975	$—	$860,975	$—

(1)
Fair value approximates the carrying amounts due to the short-term nature.

(2)
Recorded at fair value using quoted market prices.

(3)
Recorded at fair value based on broker-dealer quotations.

(4)
Assets for the defined benefit pension plan consists of deposits on hand with regulatory authorities which are refundable when benefit payments are made on the ultimate wind-up of the plan.

(5)
Recorded at cost. This line item also includes accrued interest.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale equity securities valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The fair value of these securities are calculated as the quoted market price of the security multiplied by the quantity of shares held by the Company. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants. The fair value of these Level 2 securities are calculated based on the broker-dealer quotation multiplied by the quantity of equity warrants held by the Company.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  During the three months ended March 31, 2009, the Company implemented a restricted share unit plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2010

5.     SHAREHOLDERS' EQUITY (Continued)

  was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period.

  During the three months ended March 31, 2010, the Company transferred $4.0 million (2009 — $3.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust were eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

  For the three months ended March 31, 2010 and 2009, the Company's warrants were dilutive and were included in the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2010 were exercised:

Common shares outstanding at March 31, 2010	156,806,040
Employees' stock options	8,393,145
Warrants	8,600,000

173,799,185

  During the three months ended March 31, 2010, 2,755,080 (2009 — 2,251,000) options were granted with an exercise price of C$56.95 (2009 — C$62.77), 59,325 (2009 — 602,300) employee stock options were exercised for cash of $1.3 million (2009 — $15.0 million), and 10,550 (2009 — 70,000) options were cancelled with a weighted average exercise price of C$49.88 (2009 — C$56.50).

  The following table illustrates the changes in capital stock for the three months ended March 31, 2010:

	Shares	Amount
Common shares, beginning of period	156,655,056	$2,380,309
Shares issued under Employee Stock Option Plan	59,325	1,473
Shares issued under Incentive Share Purchase Plan	66,416	3,705
Shares issued under Dividend Reinvestment Plan	25,243	1,404

Common shares, end of period	156,806,040	$2,386,891
Restricted share unit plan	(81,793)	(4,723)

Total capital stock, end of period	156,724,247	$2,382,168

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2010

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Three months ended March 31, 2010
	# of Options	Weighted average exercise price (C$)
Outstanding, beginning of period	5,707,940	$53.85
Granted	2,755,080	$56.95
Exercised	(59,325)	$21.95
Cancelled	(10,550)	$49.88

Outstanding, end of period	8,393,145	$55.10

Options exercisable at end of period	4,517,260	$52.48

  For the three months ended March 31, 2010 and 2009, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2010	2009
Risk-free interest rate	1.86%	1.27%
Expected life of options (in years)	2.5	2.5
Expected volatility of the Company's share price	44.4%	64.1%
Expected dividend yield	0.43%	0.42%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended March 31, 2010, the Company received proceeds of $0.5 million (2009 — $0.5 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $0.4 million (2009 — $0.2 million).

  The cost of an available-for-sale security was determined based on the average cost. Available-for-sale securities are carried at fair value and comprise the following:

	As at March 31, 2010	As at December 31, 2009
Available-for-sale securities in an unrealized gain position
Cost	$40,209	$34,599
Unrealized gains in other comprehensive income	80,436	67,508

Estimated fair value	$120,645	$102,107

Available-for-sale securities in an unrealized loss position
Cost	$9,871	$9,871
Unrealized losses in other comprehensive income	(3,311)	(11)

Estimated fair value	$6,560	$9,860

Total estimated fair value of available-for-sale securities	$127,205	$111,967

  The Company holds a position in Goldcorp Inc. warrants that were in an unrealized loss position of $3.3 million at March 31, 2010 (December 31, 2009 — $nil). The Company believes the impairment is not other than temporary as the duration of the unrealized loss was less than three months and that subsequent to the first quarter of 2010 the unrealized loss had fully reversed. The Goldcorp warrants have an exercise price of C$34.76 and expire in June 2011.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2010

8.     LONG-TERM DEBT

  During the three months ended March 31, 2010, the Company drew down an additional $20.0 million from the credit facilities (2009 — $215.0 million) and incurred $7.0 million of interest costs (2009 — $1.1 million), of which $4.6 million was capitalized to property, plant and mine development (2009 — $1.1 million).

  At March 31, 2010, the credit facilities were drawn down by a total of $735.0 million (December 31, 2009 — $715.0 million).

9.     INCOME TAXES

  On December 12, 2008, the Company executed a Canadian federal tax election to start using the US dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. It was determined upon filing the 2008 income tax return that this election resulted in a deferred tax benefit of $21.0 million for the period ended March 31, 2009.

  The tax effect of other comprehensive income ("OCI") for the period is comprised of the following amounts:

	Three months ended March 31,
	2010	2009
Unrealized gain on hedging activities	$—	$599
Adjustments for derivative financial instruments maturing during the period	—	(569)
Amortization of unrecognized gain on pension liability	12	(2)

	$12	$28

10.   FINANCIAL INSTRUMENTS

  In the first quarter of 2010, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price of zinc associated with the LaRonde Mine's 2010 production. The purchase of zinc put options has been financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company is nil.

  A total of 15,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. A total of 15,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments are recognized in the loss on derivative financial instruments component of the consolidated statements of income. The March options expired out of the money and as of March 31, 2010, a mark-to-market loss of $0.5 million was recognized. There were no metal derivative positions in the three months ended March 31, 2009.

  The fair values of the Company's current financial assets and liabilities approximate their carrying values as at March 31, 2010.

11.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2010, the total amount of these guarantees was $120.5 million.

12.   SEGMENTED INFORMATION

  Agnico-Eagle predominantly operates in a single industry, namely exploration for and production of gold. Based on the internal reporting structure and the nature of the Company's activities, the Company identifies its reportable segments as those consolidated mining operations or functional groups that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. Consolidated mining operations or functional groups not meeting this threshold are aggregated at the

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2010

12.   SEGMENTED INFORMATION (Continued)

  applicable geographic region for segment reporting purposes. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine, and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration office, and the Latin America Exploration office

  Specific Corporate Head Office income and expense items are noted separately below.

  On May 1, 2009, both the Lapa mine and Kittila mine achieved commercial production. The Pinos Altos Mine achieved commercial production on November 1, 2009. The Meadowbank Mine achieved commercial production March 1, 2010.

Three Months Ended March 31, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$176,615	$81,360	$20,361	$—	$10,159	$64,735
Europe	34,488	23,018	7,114	—	(662)	5,018
Latin America	26,480	13,849	3,028	—	(596)	10,199
Exploration	—	—	—	7,504	—	(7,504)

	$237,583	$118,227	$30,503	$7,504	$8,901	$72,448

Segment income						$72,448
Corporate and Other
Interest and sundry income						1,376
Gain on sale of available-for-sale securities						346
Loss on derivative financial instruments						(549)
General and administrative						(28,430)
Provincial capital tax						587
Interest expense						(4,504)

Income before income, mining and federal capital taxes						$41,274

Three Months Ended March 31, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$105,831	$49,718	$12,130	$—	$(6,554)	$50,537
Europe	—	—	—	—	(946)	946
Latin America	—	—	—	—	7	(7)
Exploration	—	—	—	6,249	—	(6,249)

	$105,831	$49,718	$12,130	$6,249	$(7,493)	$45,227

Segment income						$45,227
Corporate and Other
Interest and sundry income						4,693
General and administrative						(18,800)
Gain on sale of available-for-sale securities						194
Provincial capital tax						(1,109)
Interest expense						(869)

Income before income, mining and federal capital taxes						$29,336

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2010

13.   SUBSEQUENT EVENTS

  Subsequent to the first quarter of 2010, the Company closed a private placement of an aggregate of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022 (the "Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Net proceeds from the offering of the Notes will be used to repay amounts under the Company's credit facilities.

  Also subsequent to the first quarter of 2010, the Company and Comaplex Minerals Corp. ("Comaplex") jointly announced that they entered into a definitive agreement whereby the Company will acquire all of the shares of Comaplex that it does not already own. Under the terms of the transaction, each shareholder of Comaplex other than Agnico-Eagle, will receive 0.1576 of an Agnico-Eagle share per Comaplex share. Additionally, at closing, each Comaplex shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora") will receive one common share of a newly formed, wholly owned, subsidiary of Comaplex ("New Comaplex") in respect of each Comaplex share. The Company expects to issue approximately 10.2 million shares to the shareholders of Comaplex other than Agnico-Eagle.

  The transaction contemplates that Comaplex will transfer to New Comaplex all assets and related liabilities other than those relating to the Meliadine properties and related assets. These assets include all of Comaplex's net cash, the non-Meliadine mineral properties, all oil and gas properties, and investments. The shares of New Comaplex will be distributed to the shareholders of Comaplex, other than Agnico-Eagle and Perfora.

  The transaction is subject to approval by Comaplex shareholders and court and regulatory approvals, with an expected closing date in July 2010.

14.   COMPARATIVE FIGURES

  Certain items in the comparative interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2010 interim consolidated financial statements.

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  Exhibit 99.1
QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2010